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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                           SEC File Number
                                                              ________
                                                             Cusip Number


(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

                   For Period Ended:       May 14, 1997
                                     ------------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [X] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended: May 14, 1997
                                                        ------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

NUKO Information Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable

2391 Qume Drive
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Address of Principal Executive Office (STREET AND NUMBER)

San Jose, CA  95131
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City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check appropriate box)

  [X]              (a)   The reasons described in reasonable detail in Part
                         III of this form could not be eliminated without unreasonable effort or expense;

  [ ]              (b)   The subject annual report, semi-annual report,
                         transition report on Form 10-K, Form 20-F, 11-K, Form
                         N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]              (c)   The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 John H. Gorman       408                507-2280
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                    (Name)         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                         NUKO Information Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       5/14/97                     By   John H. Gorman
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                         NUKO INFORMATION SYSTEMS, INC.


PART III NUKO Information Systems, Inc. is required to file its First Quarter 1997 Form 10Q by May 14, 1997

The Company and the Company's Independent Accountants are in discussions regarding the Company's revenue recognition for the first quarter of 1997 related to certain transactions which may require the reversal of a substantial portion of revenue and the associated gross margin. In addition, the Company and the Company's Independent Accountants are in discussion on the Company's prior year's compensation charges as explained in Part IV. Because these discussions have taken longer than anticipated, the Company requests relief from a late filing penalty.


PART IV

Included in the Company's Form 10-K for fiscal year 1996, the Company recorded a compensation charge related to issuance of stock options pursuant to FASB-123 and APB-25. The Company's Independent Accountants have indicated the Company should file amendments to the Company's first, second and third quarter 10-Qs for fiscal 1996 to reflect the Compensation charge recorded by the Company in their 1996 Form 10-K.

An estimate of these changes is as follows:

        Year 1996       Reported            Anticipated Adjusted
                                                  Report
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            Q1          (3,064,775)             (3,439,625)

            Q2          (2,529,562)             (2,813,778)

            Q3          (2,382,833)             (2,700,204)

            Q4          (6,755,860)             (5,779,423)
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           TOTAL       (14,733,030)            (14,733,030)
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